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 Telephone: (202) 737-8833
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March 8, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Sequoia Fund, Inc.
(File Nos. 002-35566 and 811-01976)

Dear Sir or Madam:

Sequoia Fund, Inc. (the "Fund"), a Maryland corporation registered as an open-end investment company under the Investment Company Act of 1940, transmitted for filing today pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, a preliminary form of proxy, notice of meeting and proxy statement for the Special Meeting of Stockholders expected to be held on April 13, 2017 (the "Meeting").
At the Meeting, the stockholders of the Fund will be asked to consider and vote upon the approval of a new investment advisory contract between the Fund and Ruane, Cunniff & Goldfarb Inc., the investment adviser to the Fund.
Please telephone the undersigned or Paul M. Miller of this office with the staff's comments concerning the preliminary proxy materials.  The Fund intends to mail definitive proxy materials to the stockholders on or about March 20, 2017.
Sincerely,

/s/ Joseph J. Nardello
Joseph J. Nardello

cc: Paul M. Miller